September 19, 2018

Rahul Mathur
Chief Financial Officer
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, CA 94089

       Re: Rambus Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 3, 2018
           File No. 000-22339

Dear Mr. Mathur:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 3. Revenue Recognition, page 16

1. We note that for variable royalty arrangements that you have concluded are fixed in substance you recognize revenue upon control of the underlying intellectual property transferring to the licensee. Please clarify for us how you are applying the sales-based and usage-based royalty revenue constraint in ASC 606-10-55-65 through 55-65B to these variable royalty arrangements. Describe to us the terms of the variable royalty payments and how you were able to conclude that they represented fixed payments to be recognized at a point in time.
 Rahul Mathur
Rambus Inc.
September 19, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameRahul Mathur                            Sincerely,
Comapany NameRambus Inc.
                                                          Division of
Corporation Finance
September 19, 2018 Page 2                                 Office of Electronics
and Machinery
FirstName LastName